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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C^M

SEC FILE NUMBER
8- 65827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01|01|2011___ AND ENDING ___12|31|2011___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Paradigms, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___4900 Woodway Dr., Ste. 550___
                          (No. and Street)

___Houston___   ___TX___   ___77056___
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 713 622 9111
                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Harper & Pearson Company, P.C.___
                    (Name – if individual, state last, first, middle name)

___One River way, Ste. 1000___ ___Houston___   ___TX___   ___77056___
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____John Goott_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Financial Paradigms, Inc._____ , as
of _____December 31_____ , 20 _11_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____n/a_____

JULIE BANDA
Notary Public
STATE OF TEXAS
My Comm. Exp. August 6, 2015

_____Signature_____

_____President & CEO_____
Title

_____Julie Banda_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FINANCIAL PARADIGMS, INC.

Strategies For Life

February 22, 2012

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549

RE: Financial Paradigms, Inc. – Firm CRD #125864

Enclosed please find a copy of the Auditor's Report for Financial Paradigms, Inc. SEC Form X-17A-5, Part III is also enclosed.

Please call me at (713) 622-9111 with any questions.

Sincerely,

John Goott, CFP®, AIF®
Chief Compliance Officer

Enclosures as referenced



FINANCIAL PARADIGMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

CONTENTS



INDEPENDENT AUDITOR'S REPORT

Board of Directors
Financial Paradigms, Inc.
Houston, Texas

We have audited the accompanying balance sheets of Financial Paradigms, Inc. (an S corporation) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Paradigms, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 20, 2012

ASSETS	2011	2010
Cash and cash equivalents	$ 29,565	$ 26,552
Accounts receivable	2,695	2,693
TOTAL ASSETS	$ 32,260	$ 29,245

STOCKHOLDER'S EQUITY

	2011	2010
Stockholder's Equity		
Common stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	$ 1,000	$ 1,000
Additional paid-in capital	19,500	19,500
Retained earnings	11,760	8,745
TOTAL STOCKHOLDER'S EQUITY	$ 32,260	$ 29,245

The accompanying notes are an integral part of the financial statements.

	2011	2010
Commission income and other income	$ 80,605	$ 83,358
Management and administrative expenses	77,590	76,153
Net income	$ 3,015	$ 7,205

The accompanying notes are an integral part of the financial statements.

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, December 31, 2009	$ 1,000	$ 19,500	$ 16,540
Distributions	-	-	(15,000)
Net income	-	-	7,205
Balance, December 31, 2010	1,000	19,500	8,745
Net income	-	-	3,015
Balance, December 31, 2011	$ 1,000	$ 19,500	$ 11,760

The accompanying notes are an integral part of the financial statements.

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 80,603	$ 83,260
Cash paid for management and administrative expenses	(77,590)	(76,153)
Net cash provided by operating activities	3,013	7,107
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	-	(15,000)
Net cash used by financing activities	-	(15,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,013	(7,893)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26,552	34,445
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 29,565	$ 26,552
RECONCILIATION OF NET INCOME TO NET CASH		
PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 3,015	$ 7,205
Increase in accounts receivable	(2)	(98)
Net cash provided by operating activities	$ 3,013	$ 7,107

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Paradigms, Inc. (an S corporation) ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – The Company is located in Houston, Texas and is a limited business broker dealer that transacts in variable life and annuities only. During 2009, the Company closed all of its brokerage accounts with customers and will only receive commissions on variable annuity and variable life insurance products in the future. Consequently, the Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(1). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA). Its principal market is the general public in the Southeastern region of Texas.

Statement Presentation – An unclassified balance sheet is presented in accordance with industry standards.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2011 and 2010.

Revenue Recognition – Commissions are recognized when earned and receivables are recorded at that time. Revenues are primarily generated from commissions on sales of variable insurance products.

Income Taxes – No provision has been made for federal income tax, since these taxes are the responsibility of the shareholder. The Company is subject to the Texas Margin Tax which is a state income tax. The Company did not owe any Texas Margin Tax at December 31, 2011 and 2010.

GAAP provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. GAAP requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company believes that all tax positions will more likely than not be sustained upon examination. The Company does not expect any tax positions to have a material effect that is not already reflected on its financial position, results of operations or cash flows. As of December 31, 2011, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2008 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statements of operations.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events – The Company has evaluated subsequent events through February 20, 2012, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2011.

NOTE B   MANAGEMENT AGREEMENT

The Company has entered into a management agreement with Investec Asset Management Group, Inc. (IAMG), a company related through common ownership, whereby IAMG will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company.

IAMG receives a reimbursement from the Company for its allocable share of personnel costs, rent, and general and administrative overhead costs. Expenses under this agreement during each of the years ended December 31, 2011 and 2010 was $10,728. Effective January 1, 2012 the allocable share percentage increased from 25% to 40%.

NOTE C   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2011 and 2010 or in the procedures followed in making the required periodic computations. At December 31, 2011 and 2010 the Company had net capital of $29,565 and $26,552, respectively, and a net capital requirement of $5,000 for each year. The Company's ratio of aggregate indebtedness to net capital was $-0- at December 31, 2011 and 2010. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

NOTE D   CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include insurance companies. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standings of each counter party.

NET CAPITAL
    Total stockholder's equity qualified for net capital $ 32,260

       Total capital and allowable subordinated liabilities   32,260

    Deductions and/or charges
      Nonallowable assets:
        Accounts receivable   2,695

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION   29,565

    Haircuts on securities   -

    Net capital $ 29,565

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS
    Minimum net capital required (12.5% of total aggregate
      indebtedness) $ -

    Minimum dollar net capital requirement $ 5,000

    Net capital requirement (greater of above two minimum
      requirement amounts) $ 5,000

    Excess net capital $ 24,565

    Ratio: Aggregate indebtedness to net capital   -0-

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2011, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See independent auditor's report.

NET CAPITAL

    Total stockholder's equity qualified for net capital $ 29,245

        Total capital and allowable subordinated liabilities   29,245

    Deductions and/or charges
    Nonallowable assets:
      Accounts receivable   2,693

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION   26,552

    Haircuts on securities   -

    Net capital $ 26,552

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS
    Minimum net capital required (12.5% of total aggregate
      indebtedness) $ -

    Minimum dollar net capital requirement $ 5,000

    Net capital requirement (greater of above two minimum
      requirement amounts) $ 5,000

    Excess net capital $ 21,552

    Ratio: Aggregate indebtedness to net capital   -0-

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2010, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See independent auditor's report.

FINANCIAL PARADIGMS, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011 AND 2010

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(1), in which the Company engages in limited business (variable life and annuities only).



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3

February 20, 2012

The Stockholder
Financial Paradigms, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Financial Paradigms, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas